Exhibit 99.1


                                  NEWS RELEASE

Media Contact:
Daryn Teague
Teague Communications
(661) 297-5292 or teaguecomm@aol.com


         Legal Research Center Creates New e-Training Division,
         Taps Experienced Marketing Executive to Head up Group


      -- Company Also Promotes Pat Brandt to Vice President of Division --

Minneapolis - May XX, 2001 - In an illustration of the fast growth it has enjoyed for delivering Web-based compliance training solutions, Legal Research Center, Inc. (OTC: LRCI), the nation's leading provider of outsourced legal research and writing services, has created an e-Training Division in its Minneapolis headquarters.

     LRC entered the online compliance training business last June when it announced a partnership with Integrity Interactive Corp., a privately held company that applies the power of Internet learning technology to the challenge of teaching corporate employees how to comply with various regulatory and other legal requirements. In addition to providing legal research content for the Integrity courses, LRC also owns a minority equity stake in the company.

     "We have been a player in the category of e-training for less than one year and we have already landed a number of major contracts for developing comprehensive online compliance training programs," said Christopher Ljungkull, chief executive officer of LRC. "Our rapid growth has shown us that we have great upside potential in this area, so we are making the appropriate investments and corporate commitment to fully exploit this market opportunity."

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 LRC Creates e-Training Division
 Page Two


     According to Ljungkull, LRC has hired Craig Martin, a successful sales and marketing executive with almost 25 years of experience in senior management positions at companies such as General Mills and HMG International. Most recently, Martin was president of Gage In-Store Marketing in Minneapolis. He holds a masters degree in business management from the University of Minnesota.

     "Craig and I grew up together in St. Paul and I've been trying to lure him to join our company for the last 20 years," said Jim Seidl, LRC's president. "Finally, he saw the enormous potential of our e-training business and agreed to come on board to head up our new division dedicated to serving this dynamic marketplace for Web-based compliance training programs."

     Lungkull also announced that LRC has promoted Pat Brandt, formerly a sales representative for the company's online compliance training services, to vice president of the new e-training division. Brandt has played a key role in securing major contracts for the LRC/Integrity partnership and he will add some additional operational responsibilities in his new position to his pre-existing sales and marketing obligations.

     Legal Research Center (www.lrci.com) offers legal research and writing services to attorneys in corporate and private practice throughout the world. Based in Minneapolis and founded in 1978, LRC's work products include compliance-related multijurisdictional surveys, office memoranda, and formal court-ready documents such as trial and appellate briefs. LRC's knowledge management services include work product database design and facilitation, Website content creation, and compliance training content development. LRC's nationally recognized research attorneys are honors graduates who have practiced law for at least two years, and many for over 25, in major law firms and corporate law departments throughout the U.S.

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